LICONT, CORP.

Gundelsheimer Str. 44, Stuttgart, Germany 70437,

Tel. +49-71191413498, E-mal: licontcorp@gmail.com

December 1, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

Division of Corporate Finance

ATTENTION: Angie Kim and Lilyanna Peyser

Re: Licont, Corp.

Registration Statement on Form S-1

Filed October 18, 2011

File No. 333-177359

Dear Ms. Kim and Ms. Peyser:

Please find below our responses to your letter dated November 16, 2011 which included comments regarding our Registration Statement on Form S-1 filed on October 18, 2011:

General

SEC Comment #1: Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” Please see SEC Release No. 33-6932. Your disclosure indicates that you are a development stage company that was formed to “operate a mobile applications development business.” However, we note that you have a limited operating history, no customers, no revenues, a net operating loss of $818, and it appears that you have only minimally implemented your business model. To date, it seems as if you have taken few substantive steps in furtherance of a business plan.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

Response:  We referred Rule 419 of Regulation C, which defines a blank check company in section (a)(2) as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While Licont Corp. is a development stage company, it is not a blank check company because:

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity. We included affirmative statement that the Company have no plans or intentions to be acquired by an operating company nor do we, nor any of our shareholders, have plans to enter into a change of control or similar transaction or to change our management;

- it has its own specific operational business plan;

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus. The Company also disclosed that members of our management  have not been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date.

- to date, it sticks to its business plan and has taken some substantive steps including executing a consulting agreement with a consultant, Pavel Rozum.

SEC Comment #2: Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that these securities are being offered by or on behalf of the registrant. Therefore, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Further, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and identify the selling shareholders as underwriters, and make conforming changes to your prospectus accordingly. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our website.

Response: The Company has made the revision noted in Comment #2 and revised the registration statement to state that the selling shareholders will offer their securities at the fixed price for the duration of the offering and that the selling shareholders will be considered to be underwriters of the offering.

SEC Comment #3: Throughout your prospectus you describe yourself as a “mobile applications development business.” Please revise this characterization to clarify, if true, that you intend to develop one mobile application, as opposed to engage in the business of developing multiple mobile applications.

Response:  We will develop other mobile applications when/if our first mobile application is successful and we have available funds for further development. We have revised throughout our prospectus to state that we plan to develop our “first” mobile application software.

Registration Statement Cover Page

SEC Comment #4: We note you have disclosed your primary SIC code as 7300. The SIC code for your company in the EDGAR system’s records, however, is identified as 7389. Please revise your cover page accordingly.

Response:  We have revised our cover page to disclose our primary SIC code as 7389.

Prospectus Cover Page

SEC Comment #5: Please disclose that your auditor has issued a going concern opinion.

Response:  We have disclosed that our auditor has issued a going concern opinion:

Our independent registered public accountant has issued an audit opinion for Licont, Corp. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

Prospectus Summary, page 5

SEC Comment #6: We note your disclosure in the penultimate paragraph on page 23 discussing your intent to register to the Apple Developer Program. Please clarify your reference in the last sentence of the second paragraph and throughout your filing that you “have registered as apple developer [sic].” To the extent you have not undertaken this registration, please thoroughly review and revise your prospectus. In addition, please revise your disclosure to clarify what it means to be registered as an Apple developer, and whether Apple may refuse to register you as such.

Response:  We have deleted the statement that we have registered as an Apple developer throughout the prospectus.

SEC Comment #7: Please revise the first sentence of the third paragraph to clarify, if true, that you must raise additional capital to develop your business plan.

Response:  We have revised the first sentence of the third paragraph to clarify that we must raise additional capital to develop your business plan.

Risk Factors, page 7

SEC Comment #8: Please revise the last sentence of the first paragraph in this section to clarify that there is no assurance your common stock will be eligible for trading on the OTCBB.

Response:  We have revised the last sentence of the first paragraph in this section to clarify that there is no assurance our common stock will be eligible for trading on the OTCBB.

Our business is at an early stage of development…, page 7

SEC Comment #9: Please revise this risk factor to clarify, if true, that your business plan is currently being developed. If appropriate, in either this risk factor or in a separate risk factor, please also revise to discuss the risks associated with not fully developing your business plan. Please see Item 503(c) of Regulation S-K.

Response:  The Company has revised the risk factor note in Comment #9 in accordance therewith.

If we do not obtain additional financing…, page 7

SEC Comment #10: We note your statement that “the minimum additional capital necessary to fund our planned operations for the 12-month period will be approximately $10,500 and will be needed for general administrative expenses, business development, marketing costs and costs associated with being a publicly reporting company.” In an appropriate place in your filing and in light of the table set forth on page 24, please clarify how you will allocate this $10,500 should you be unable to raise the $33,100 in expenses you expect to incur in the next 12 months.

Response:  We have clarified throughout of the prospectus that:

Our current cash reserves are not sufficient to meet our obligations for the next twelve-month period.  As a result, we will need to seek additional funding in the near future. Andro Gvichiya, our sole officer and director, has agreed to loan the Company funds to meet our obligations and complete our 12-months business plan. However, Mr. Gvichiya has no firm commitment, arrangement or legal obligation to advance or loan funds to the Company. We also anticipate that additional funding can be raised from the sale of additional common stocks and by way of a private debt.

Because company’s [sic] headquarters and assets…, page 10

SEC Comment #11: Mitigating language is inappropriate for risk factor disclosure. Please delete the phrase “[w]hile we are organized under the laws of State [sic] of Nevada...” Similarly, please delete the penultimate sentence of the first risk factor on page 10 and the fourth sentence in the last risk factor on page 12.

Response:  We have deleted the phrase “while we are organized under the laws of Stateof Nevada...” in this risk factor. We have also deleted the penultimate sentence of the first risk factor on page 10 and the fourth sentence in the last risk factor on page 12.

Determination of Offering Price, page 13

SEC Comment #12: We note your statement that you “determined this offering price arbitrarily, by adding a $0.03 premium to the last sale price of [y]our common stock to investors.” Please revise to state that Mr. Gvichiya received his shares at a price of $0.001 per share. Please also revise to explain why the price at which Mr. Gvichiya received his shares on May 27, 2011 is significantly less than the price paid by selling security holders on September 22, 2011.

Response:  We have revised to state that Mr. Gvichiya received his shares at a price of $0.001 per share. We have also revised to explain that the price at which Mr. Gvichiya received his shares on May 27, 2011 is significantly less than the price paid by selling security holders on September 22, 2011 because risks of failure were significantly higher at the time he purchased his shares. Also, he is the founder of the Company, he advanced funds for registration of the Company and he has been the Company’s sole officer and director since inception.

Selling Shareholders, page 13

SEC Comment #13: We note you are registering shares acquired by selling shareholders in a private placement which closed on September 22, 2011. Please file the subscription agreement for this private placement as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

Response: We have filed the subscription agreement as an exhibit.

SEC Comment #14: We note your statement that “Other than disclosed above, none of the selling shareholders: 1. has had a material relationship with us other than as a shareholder at any time within the past three years…” Please clarify whether any of the selling shareholders has had any material relationship with Mr. Gvichiya.

Response:  We have clarified that none of the selling shareholders has had any material relationship with Mr. Gvichiya.

Description of Business, page 17

Revenue, page 19

SEC Comment #15: Please clarify how you intend to determine the “small fee” you plan to charge restaurants.

Response:  We have clarified that we will charge 2-3% of the total bill for each order we provide to restaurants.

Description of Property, page 20

SEC Comment #16: Please briefly state the location and general character of your office. We note you provide this disclosure on page 21. Please also expand your description to clarify whether your office is a part of a residence or an employer’s location and, if an employer, whether they are aware and approve of this activity. Please see Item 102 of Regulation S-K.

Response:  We have briefly stated the location and general character of your office. We have also clarified that our office is a part of our sole officer and director’s residence:

Our office is currently located at Gundelsheimer str. 44, Stuttgart, Germany 70437. This is the part of our Sole Officer and Director’s residence. We do not pay any rent to Mr. Gvichiya and there is no agreement to pay any rent in the future.  We do not have a lease agreement with Andro Gvichiya. If Mr. Gvichiya disallows us the use of his facilities at anytime in the future, we will have to find alternative facilities to use as our office which will disrupt our operations.

Rule 144 Shares, page 22

SEC Comment #17: Please clarify, if true, in the last sentence of this section that your sole officer and director, an affiliate, holds all 1,500,000 shares. Please see Item 201(a)(2)(ii) of Regulation S-K.

Response: We have clarified in the last sentence of this section that our sole officer and director, an affiliate, holds all 1,500,000 shares.

Plan of Operation, page 23

SEC Comment #18: Please revise to:

• describe what is involved in “research[ing] existing market and mobile application and develop[ing] a concept of our mobile application software,”

• provide additional information regarding the nature of your office setup costs,

• describe the process by which you will test your mobile application,

• clarify whether your marketing efforts will be directed at restaurants, end-users or both, and how you will identify the restaurants and/or end-users to which you intend to market your product.

Please also state, if true, that you will “[u]pload to iTunes Connect” only in the event that Apple approves your application.

Response: We have made these revisions.

SEC Comment #19: Please disclose why you anticipate incurring no material costs associated with application concept development, testing your mobile application and submitting your application to the Apple store.

Response: We have disclosed that we anticipate no material costs associated with application concept development because our sole officer and director will perform the concept development. Testing and submitting our mobile application have no material costs as our sole officer and director will be responsible for these as well. Costs associated with join the Apple Developer Program are planned to be spent earlier.

Available Information, page 25

SEC Comment #20: Please revise the fourth sentence in the first paragraph of this section that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) of Regulation C permits this type of qualification only where contemplated by the form.

Response:  The Company has made the revisions noted in Comment #20.

Directors, Executive Officers, Promoters and Control Persons, page 26

SEC Comment #21: With a view to providing investors adequate disclosure on Mr. Gvichiya’s prior business experience and information relating to the level of his professional competence, please revise to clarify the type of computer club in which “Next” is involved. Please also revise to describe the nature of Mr. Gvichiya’s responsibilities as the owner/operator of “Next.” Please see Item 401(e)(1) of Regulation S-K.

Response:  We have revised to clarify the type of computer club in which “Next” is involved and revised to describe the nature of Mr. Gvichiya’s responsibilities as the owner/operator of “Next.”

Security Ownership of Certain Beneficial Owners and Management, page 28

SEC Comment #22: We note your statement “[e]xcept as otherwise indicated, all shares are owned directly.” Please clearly state whether or not Mr. Gvichiya directly owns his shares.

Response: We have clearly stated that Mr. Gvichiya directly owns his shares.

Certain Relationships and Related Transactions, page 28

SEC Comment #23: Please disclose, as you do on page 21, that you do not pay rent to Mr. Gvichiya in connection with your use of his office space.

Response:  We have disclosed that we do not pay rent to Mr. Gvichiya in connection with our use of his office space.

Report of Independent Registered Public Accounting Firm, page F-1

SEC Comment #24: We note the scope paragraph of your auditor’s report refers to the restated statements of operations, stockholders equity and cash flows for the period ended September 30, 2011. If the financial statements have been restated, please clearly label the face of the financial statements as restated and provide all of the disclosures required by ASC 250-10-50-7 through 50-10. Please also have your auditor revise his report to: 1) refer to the financial statements as restated in the opinion paragraph; and 2) reference the footnote disclosure that describes the restatement.

Response:  Our accountant has deleted the word “restated” deleted from his report.

Statement of Operations, page F-3

SEC Comment #25: Net loss from operations does not appear to be the arithmetic sum of your operating revenues and expenses. Please revise or advise.

Response:  We have added the Revenue section in the Statement of Operations.

Note 2 – Going Concern, page F-6

SEC Comment #26: Financial statements containing audit reports that contain going concern language should include prominent disclosure of the company’s viable plans to overcome such difficulties. Please disclose your expected demands for cash, and revise your disclosure regarding expected sources of cash to clarify whether you have commitments from your sole executive officer and director to provide capital or loans. Refer to Section 607.02 of the SEC’s Codification of Financial Reporting Policies.

Response: We have disclosed our expected demands for cash, and revised our disclosure regarding expected sources of cash to clarify that we have commitments from our sole executive officer and director to provide loans.

Part II. Information Not Required In the Prospectus, page 39

Other Expenses of Issuance and Distribution, page 39

SEC Comment #27: It appears the total expenses of $6,003.76 is incorrect. Please revise. Please also revise the registration fee to reflect the correct registration fee amount. As appropriate, please revise the table on page 24.

Response: We have revised the table of the estimated costs of the offering.

Recent Sales of Unregistered Securities, page 40

SEC Comment #28: Please briefly state the facts relied upon which made Regulation S available as the exemption in the sale of common stock to Mr. Gvichiya on May 27, 2011. Please see Item 701(d) of Regulation S-K.

Response:  The Company has revised the registration statement to include the facts relied upon which made Regulation S available as the exemption in the sale of common stock to Mr. Gvichiya on May 27, 2011.

Exhibit 5.1

SEC Comment #29: Please revise the first sentence to clarify that you served as counsel to the registrant.

Response:

SEC Comment #30: Please revise the second paragraph of the opinion to reflect, if true, that the Registered Shares are being offered by multiple shareholders.

Response:

SEC Comment #31: Please revise the penultimate paragraph to state that the shares “are” – and not “will be” – legally issued, fully paid and non-assessable. Please see Section II.B.2.h of Staff Legal Bulletin No. 19.

Response:

SEC Comment #32: Please revise the penultimate sentence of the last paragraph to reference the correct caption which appears to be “Interests of Named Experts and Counsel.”

Response:

Please direct any further comments or questions you may have to us at  licontcorp@gmail.com or to the company's legal counsel Mr. Scott Lawler at:

3550 N. Central Avenue, Suite 1025

Phoenix, Arizona 85012

Tel. (602) 466-3666

Fax. (602) 633-1617

Email: wsl@lawlerfirm.com

Thank you.

Sincerely,

/S/ Andro Gvichiya

Andro Gvichiya, President

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